November 8, 2022

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Liz Packebusch

Re:	Caravelle International Group Registration Statement on Form F-4 File No. 333-267558

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-4 (File No. 333-267558) initially filed by Caravelle International Group (the “Company”) with the U.S. Securities and Exchange Commission on September 22, 2022, as amended (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on November 9, 2022, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Once the Registration Statement is effective, please confirm effectiveness with our counsel, Loeb & Loeb LLP, by calling Giovanni Caruso at (212) 407-4000.

Very truly yours,

Caravelle International Group

By:	/s/ Guohua Zhang
	Name:	Guohua Zhang
	Title:	Director
(Principal executive officer, principal financial and principal accounting officer)

cc:	Giovanni Caruso, Loeb & Loeb LLP
Edward Cong Wang, Pacifico Acquisition Corp.
Elizabeth F. Chen, Pryor Cashman LLP